[PHILLIPS-VAN HEUSEN CORPORATION LETTERHEAD]

August 13, 2008

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and

Health Care Services

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC  20549

Re:

Phillips-Van Heusen Corporation
Form 10-K for the year ended February 3, 2008
Filed April 3, 2008
File No. 001-07572

Dear Ms. Jenkins:

Reference is made to your letter of July 30, 2008. On behalf of Phillips-Van Heusen Corporation, set forth below are both the comments from your letter and our responses.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 34

1.

In future filings provide a discussion of all commitments and contingent purchase price payments as presented in the Contractual Obligations table.

In future filings, we intend to include a discussion of all items presented in the Contractual Obligations table, as requested by the Staff.

Contractual Obligations, page 37

2.

We note on page 37 that you are obligated to make contingent purchase price payments to Mr. Calvin Klein through 2017, based on 1.15% of total worldwide net sales of products bearing any of the Calvin Klein brands, and that $37.5 and $30.8 million were paid to him in 2007 and 2006, respectively. On page two of your Form 10-K, under the Overview discussion, you indicate that worldwide retail sales of products sold under the CK brands were approximately $5.4 and $4.5 billion in 2007 and 2006, respectively. Given this information, we calculate total contingent purchase payments based on 1.15% of worldwide sales to be $62.1 and $51.8 million in 2007 and 2006, respectively. Please describe to us how CK worldwide sales are adjusted prior to calculating the contingent purchase price payments and in future filings briefly describe the nature of this adjustment in the applicable note to the table.

The contingent purchase price payments to Mr. Klein are based on total worldwide net sales (as defined in the agreement governing the Calvin Klein acquisition) of products bearing any of the Calvin Klein brands.  Such net sales may be made either by us, our licensees or others with whom we have similar arrangements.  In most cases, the net sales on which the contingent purchase price payments are made are wholesale sales, which is why the contingent payments made to Mr. Klein do not correlate to the worldwide retail sales figure presented in the Overview discussion on page two of our Form 10-K.

In the Overview discussion, we disclose the estimated worldwide retail sales of the Calvin Klein brand to provide the reader with a sense of the breadth of the brand’s reach throughout the world. In estimating this

Tia L. Jenkins

August 13, 2008

amount, we combine (i) our own retail sales, (ii) our licensees’ retail sales, and (iii) the estimated retail value for all wholesale sales made by us and our licensees.

To eliminate potential confusion to readers who attempt to reconcile the sales base, in future filings we intend to add “as defined in the agreement governing the Calvin Klein acquisition” to the description of total worldwide net sales upon which Mr. Klein is paid and to add a sentence that says, “A significant portion of the sales on which the payments to Mr. Klein are made are wholesale net sales by us and our licensees and other business partners to retailers.”

3.

We note that you have total future minimum contractual royalty payments of $67.2 million as of February 3, 2008. You also state that you anticipate future payments required under your license agreements on an aggregate basis will exceed significantly the contractual minimums shown in the contractual obligations table. In future filings please disclose the significant terms of this purchase obligation in the accompanying notes and the reasons why you believe the required payments will exceed the contractual minimums.

Our future minimum contractual royalty payments of $67.2 million as of February 3, 2008 arise under numerous license agreements we have with third parties, each of which has different terms.  Therefore, we intend to include the following disclosure in the notes to the Contractual Obligations table in future filings:

Our minimum contractual royalty payments arise under numerous license agreements we have with third parties, each of which has different royalty rates and terms.  Agreements typically require us to make minimum payments to the licensors of the licensed trademarks based on expected or required minimum levels of sales of licensed products, as well as additional royalty payments when our sales exceed such minimum sales levels.

Further, while there is no guarantee that we will exceed the minimum payments for any individual license agreement, as long as we continue to expect to exceed the contractual minimums on an aggregate basis, we also intend to include the following disclosure in the notes to the Contractual Obligations table in future filings:

There is no guarantee that we will exceed the minimum payments under any of these license agreements.  However, given our projected sales levels for products covered under these agreements, we currently anticipate that future payments required under our license agreements on an aggregate basis will exceed the contractual minimums shown in the table.

4.

We note you have total future inventory purchase commitments of $276.5 million as of February 3, 2008, that are payable within one year. In future filings please disclose the significant terms of this purchase obligation in the accompanying notes.

In future filings, we intend to disclose the significant terms of our inventory purchase commitments in the notes to the Contractual Obligations table, as requested by the Staff.

Note 18. Other Comments, page F-33

5.

In future filings please provide a discussion of all commitments in this note, including the obligations presented in the Contractual Obligations table to the extent they are not already discussed in other notes.

We provide discussions in our financial statement footnotes of certain of the items in our Contractual Obligations table.  Our long-term debt is discussed in Note 7 on page F-13; our operating leases are discussed in Note 13 on page F-24 and F-25; our non-qualified supplemental defined benefit (“CAP”) plan is discussed in Note 8 on pages F-14 through F-18; the contingent purchase price payment arrangements are discussed in Note 2 on page F-10 and Note 5 on page F-11; our unrecognized tax benefits are discussed

Tia L. Jenkins

August 13, 2008

on page F-20 at the end of Note 9; our guarantees are discussed in Note 18 on page F-33; and litigation to which we are a party is discussed on page F-34 at the end of Note 18.  We believe that these disclosures fulfill the requirements under existing accounting pronouncements pertaining to our commitments and that the contractual obligations disclosure for inventory and purchase commitments we intend to present in Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings, as enhanced in response to the Staff’s comments 3 and 4 above, will provide readers with a necessary understanding of those commitments.

Schedule II-Valuation and Qualifying Accounts, page F-41

6.

We note your disclosure in the Accounts Receivable policy note that the Allowance for Sales Returns, Allowable Customer Markdowns and Operational Chargebacks is included in the Allowance for Doubtful Accounts. In future filings please present the activity within the latter Allowance separately in the Schedule and also present the activity within the wholesale sales allowance accrual (as disclosed on page F-34) as well.

Schedule II in our Form 10-K for the year ended February 3, 2008 presents activity for our reserve for bad debts.  In future filings, we intend to (i) expand our disclosure to present the activity for certain other accounts which are deducted from accounts receivable, including the items described in our accounts receivable accounting policy, and (ii) present the activity within the wholesale sales allowance accrual as well, as requested by the Staff.

We acknowledge that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned (212-381-3552) if you have any questions or comments or if we may be of further assistance in your review of our Form 10-K for the year ended February 3, 2008.

Very truly yours,

/s/ Bruce Goldstein

Bruce Goldstein
Senior Vice President and Controller

cc: Mr. John T. Archfield Jr.